Exhibit 99.129

NexTech Hires Fortune 500 Tech Exec to Spearhead

3D/AR Ad Network

NexTech’s 3D/AR Ad Network Revenue Expected to Scale in 2020

New York, NY – Toronto, ON –February 25th, 2020 – NexTech AR Solutions (“NexTech” or “the Company”) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), the leader in augmented reality for eCommerce and AR learning applications, is pleased to announce it has hired Guillaume Pascual as Director of 3D/AR Ads. Mr. Pascual is coming from regional and global sales and marketing roles in companies such as Apple (AAPL), Microsoft for 7 years (MSFT) and NortonLifeLock for 7 years (NLOK). With the hiring of Mr. Pascal, NexTech is beefing up its technology and marketing team as it prepares for substantial growth of its recently launched 3D/AR advertising network.

Guillaume Pascual, NexTech Director of 3D/AR Ads comments, “I am thrilled to embark on my next journey with NexTechAR! NexTechAR has taken an edge in the race with the combination of 3D production services and more recently programmatic display capabilities. They have figured out how to make AR simple, affordable, and scalable.” Mr Pascual continues, “NexTechAR has lifted technical and usability barriers. They are in position to offer and deliver end-to-end campaigns, from a 3D online ad to a product page ‘ARitized’ interaction. This is a game changer in the industry, and a marketer’s dream. I can’t wait to lead NexTech’s marketing strategy and take online advertising to the next level for brands and customers!”

Evan Gappelberg CEO of NexTech comments, “We are excited to have Guillaume join our growing tech team and lead our new 3D/AR ad network. Guillaume will take the leadership role in building and expanding our newly formed 3D/AR advertising network by quickly growing its revenue in 2020 and beyond. The opportunity for our Company to take the lead position in this new world of 3D/AR ads is enormous and with Guillaume’s deep experience at tech titans like Apple, Microsoft and most recently, NortonLifeLock we feel very confident in our success.”

The company has granted stock options to its employees and service providers for the right to purchase up to an aggregate of 850,000 common shares of the Company (the “Options”). The Options vest over a period of three years, at a price of $1.89 per share, being the closing price of the last trading prior to the date of grant. All Options were granted in accordance with the Company’s stock option plan.

About NexTech AR Solutions Corp.

NexTech is one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™.

The company is pursuing four multi-billion dollar verticals in AR.

ARitize™ For eCommerce; The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ University; having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios; expected to launch in Q1 2020, the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

ARitize™ 3D-AR-360 Advertising Platform: launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage it’s 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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